UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement

Pursuant to Section 14(f) of the
Securities Exchange Act of 1934

and Rule 14f-1 Thereunder

Commission file number 001-41161

INVESTCORP EUROPE ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Century Yard, Cricket Square Elgin Avenue P.O. Box 1111, George Town Grand Cayman, Cayman Islands	+1 (345) 949-5122
(Address of Principal Executive Offices and Zip Code)	(Registrant’s telephone number, including area code)

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: January 17, 2025

INVESTCORP EUROPE ACQUISITION CORP. I

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

January 17, 2025

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF INVESTCORP EUROPE ACQUISITION CORP. I WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to Investcorp Europe Acquisition Corp. I

INTRODUCTION

This Information Statement is being mailed on or about January 17, 2025 to the holders of record at the close of business on January 14, 2025 of the Class A ordinary shares (defined below) of Investcorp Europe Acquisition Corp. I, a Cayman Islands exempted company (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors”) other than by a meeting of shareholders.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company pursuant to the terms of a recent transaction involving the Company’s securities. On December 16, 2024, Europe Acquisition Holdings Limited (the “Sponsor”) and certain other Company insiders (together with the Sponsor, the “Sellers”) entered into a Purchase Agreement (the “Agreement”) with Samara Special Opportunities (the “Buyer”) pursuant to which, among other things, the Buyer acquired (i) certain of the Sellers’ Class A ordinary shares, par value $0.0001 per share of the Company (each a “Class A ordinary share”), (ii) certain of the Sellers’ private placement warrants (the “Private Warrants”) and (iii) one Class B ordinary share, par value $0.0001 per share of the Company (each a “Class B ordinary share”). The transactions contemplated by the Agreement (the “Transactions”) closed on December 23, 2024 (the “Closing” and such date, the “Closing Date”). In connection with the Closing, the Company implemented the following change in management and the board: (i) as of the Closing Date, Vikas Mittal will replace Baroness Ruby McGregor Smith as Chief Executive Officer, and Craig Sinfield-Hain as Chief Financial Officer; (ii) Alptekin Diler has tendered his resignation as Chief Investment Officer, effective as of the Closing Date (iii) Craig Sinfield-Hain has tendered his resignation as director, effective as of the Closing Date and (iv) each of Peter McKellar, Pam Jackson, Laurence Ponchaut and Adah Almutairi have tendered their resignation as directors, with such resignations effective 10 days following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to the Company’s holders of record. The Company designated Vikas Mittal to fill the vacancy left by Craig Sinfield-Hain, effective as of the Closing Date (such new director, the “14F Director”).

Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN MAJORITY OF BOARD OF DIRECTORS

The current directors of the Company immediately prior to the Closing were Craig Sinfield-Hain, Peter McKellar, Pam Jackson, Laurence Ponchaut and Adah Almutairi. Mr. Sinfield-Hain has tendered his resignation as chairman and director to be effective as of the Closing Date. Each of Mr. McKellar, Ms. Jackson, Mr. Ponchaut and Mr. Almutairi has tendered their resignation as directors, effective 10 days following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to the Company’s holders of record.

Pursuant to the Agreement, one individual, Vikas Mittal, will replace Craig Sinfield-Hain, Peter McKellar, Pam Jackson, Laurence Ponchaut and Adah Almutairi as directors of the Company.

To the Company’s knowledge, the appointee has not been the subject of any bankruptcy petition filed by or against any business of which the appointee was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the “SEC”) or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our shareholders in connection with this Information Statement.

VOTING SECURITIES

As of the date hereof, our authorized capitalization consisted of 400,000,000 Class A ordinary shares, of which 10,650,519 shares were issued and outstanding, 40,000,000 Class B ordinary shares, of which one share was issued and outstanding, and 1,000,000 preference shares, of which none were issued and outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law.

Each of the members of our board of directors serve for a term of two years. Prior to the closing of a business combination the Company may by ordinary resolution of the holders of Class B ordinary shares appoint all of the directors. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Because our amended and restated memorandum and articles of association authorize the issuance of up to 400,000,000 Class A ordinary shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of Class A ordinary shares which we are authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with our initial business combination.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of the ordinary shares as of immediately prior to the Closing, based on information obtained from the persons named below, with respect to the beneficial ownership of ordinary shares, by:

●	each person known by us to be the beneficial owner of more than 5% of our issued and outstanding ordinary shares;

●	each of our current executive officers and directors that beneficially owns ordinary shares;

●	all of our current executive officers and directors as a group;

●	each of the new executive officers and 14F Directors; and

●	all of our new executive officers and 14F Directors as a group.

As of the Closing Date, there were a total of 10,650,520 ordinary shares outstanding, of which 10,650,519 are Class A ordinary shares and one is a Class B ordinary share. Unless otherwise indicated, it is believed that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The table below does not include any Ordinary Shares underlying our outstanding warrants because these securities are not exercisable within 60 days of the date hereof.

	Class A ordinary shares		Class B ordinary shares(2)
Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Voting Control
Current Directors and Executive Officers
Peter McKellar	172,500	1.6%	-	-	1.6%
Baroness Ruby McGregor-Smith	258,750	2.4%	-	-	2.4%
Pam Jackson	10,800	*	-	-	*
Laurence Ponchaut	10,800	*	-	-	*
Adah Almutairi	10,800	*	-	-	*
All current officers and directors as a group (eight individuals)	463,650	4.4%	-	-	4.4%
New Executive Officers and 14F Directors(1)
Vikas Mittal(3)(5)(6)	8,052,269	75.6%	1	100%	75.6%
Five Percent Holders		-	-	-	-
Samara Special Opportunities(3)	6,037,499	56.7%	1	100%	56.7%
Europe Acquisition Holdings Limited(4)	2,123,850	19.9%	-	-	19.9%
Meteora Capital, LLC(5)	1,971,000	18.5%	-	-	18.5%

*	Less than one percent.

(1)	Unless otherwise noted, the business address of each of the beneficial owners named in the table below is Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town Grand Cayman, Cayman Islands KY1-1102. The business address of our new executive officer and 14F director is 1200 N. Federal Hwy #200, Boca Raton, FL 33432.
(2)	Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to adjustment pursuant to the anti-dilution provisions contained therein. Class B ordinary shares otherwise have the same rights as Class A ordinary shares, except that prior to our initial business combination, only Class B ordinary shares have the right to vote in the election of directors.
(3)	The shares reported in this row are held of record by the Buyer, Samara Special Opportunities, a Cayman Islands company. Vikas Mittal, our Chief Executive Officer, Chief Financial Officer and director, is the sole director of the Buyer, and as such, has voting and investment discretion with respect to the shares held of record by Buyer and may be deemed to have beneficial ownership of such shares. Mr. Mittal disclaims beneficial ownership of the securities held by Buyer other than to the extent of his direct or indirect pecuniary interest in such securities. The business address of the Buyer is Cassia Court, Suite 716, 10 Market Street, Camana Bay, Grand Cayman, Cayman Islands.
(4)	Europe Acquisition Holdings Limited, the Sponsor, is the record holder of the shares reported herein. Europe Acquisition Holdings Limited is a consolidated subsidiary of Investcorp Holdings B.S.C., which is domiciled in Bahrain as a holding company. Based on a Schedule 13G filed on February 14, 2024, the shares are beneficially owned by Europe Acquisition Holdings Limited, Investcorp Investment Holdings Limited, Investcorp S.A., Investcorp Holdings Limited and SIPCO Holdings Limited.
(5)	Based on a Schedule 13G filed with the SEC on December 31, 2023, as amended on September 30, 2024, the shares reported above are held of record by certain funds and managed accounts (collectively, the “Meteora Funds”) to which Meteora Capital, LLC (“Meteora Capital”) serves as investment manager. Vikas Mittal, our Chief Executive Officer, Chief Financial Officer and director, is the managing member of Meteora Capital, and as such, has voting and investment discretion with respect to the shares held of record by the Meteora Funds. The business address of the foregoing reporting persons is 1200 N. Federal Hwy, #200, Boca Raton, FL 33432.
(6)	The shares beneficially owned include: (i) 6,037,499 Class A ordinary shares held by Buyer; (ii) 1 Class B ordinary share held by Buyer; (iii) 1,971,000 Class A ordinary shares held by Meteora Capital LLC and (iv) 43,770 Class A ordinary shares held directly by Mr. Mittal.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company’s Board of Directors has appointed Vikas Mittal as the new member of the Board of Directors, effective as of the Closing Date.

Under the terms of the Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of one director, until his successor shall have been duly elected or appointed and qualified or until his earlier death, resignation or removal in accordance with the Company’s amended and restated articles of Association.

The following sets forth information regarding (i) the Company’s officers and directors as of immediately prior to the Closing and (ii) the 14F Directors and incoming officers. Except with respect to the Agreement, there is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he or she was selected as an officer or director.

Name	Age	Position
Craig Sinfield-Hain	52	Outgoing Chief Financial Officer, Chairman and Director
Peter McKellar	59	Outgoing Vice Chairman and Director
Pam Jackson	66	Outgoing Director
Laurence Ponchaut	54	Outgoing Director
Adah Almutairi	48	Outgoing Director
Baroness Ruby McGregor-Smith	61	Outgoing Chief Executive Officer
Alptekin Diler	46	Outgoing Chief Investment Officer
Vikas Mittal	44	14F Director and Incoming Chief Executive Officer and Chief Financial Officer

The experience of our directors and executive officers as of immediately prior to the Closing is as follows:

Craig Sinfield-Hain. Craig Sinfield-Hain has been our Chief Financial Officer since October 27, 2021 and has served as our Chairman and Director since October 22, 2024. Mr. Sinfield-Hain has been with Investcorp for 18 years. During his career at Investcorp he has held various roles within the Finance department including Group Financial Controller from 2009 through 2012. Craig is currently the Head of Business Analysis and Planning and also Head of Investment Structuring and Business Support in Europe. Craig joined Investcorp after completing an MBA with distinction at INSEAD in France in 2002. Prior to Investcorp he worked as an actuarial consultant for Watson Wyatt (now Willis Towers Watson) for nine years. Craig is a Fellow of the Society of Actuaries and holds a bachelor of sciences degree in Actuarial Science from the University of Illinois, from which he graduated summa cum laude with highest departmental distinction. Craig is also involved in multiple board directorships of Investcorp group companies and of holding companies for Investcorp’s investments in private equity and real estate.

Peter McKellar. Peter McKellar has been our Vice-Chairman of the board of directors since October 27, 2021. Mr. McKellar is Chairman of Princess Private Equity Holdings Limited, a FTSE listed company, since November 2023, Deputy Chairman of AssetCo plc, an AIM-quoted company, since January 2021, a non-executive director of 3i Group plc, a FTSE 100 listed company, since June 2021, and a member of the Board of Scottish Enterprise since February 2021. He is a director of a number of other privately held companies. In addition, as of November 2023, Peter serves as a member of the Board of Investcorp Capital plc, which is an indirect subsidiary of Investcorp Holdings B.S.C.(c) and is listed on the Abu Dhabi Securities Exchange. Previously, Peter held roles as Executive Chairman and Global Head of Private Markets at Standard Life Aberdeen plc, the international asset and wealth manager, from 2017 through 2020, and Head of Private Equity and Infrastructure at Standard Life plc, from 2012 through 2017. Peter was also lead manager of Standard Life Private Equity Trust, a London-listed investment company, from 2001 through 2015.

Pam Jackson. Pam Jackson has served as a member of our board of directors and chaired our Audit Committee and its Special Committee. Ms. Jackson was the CEO of WPEI Ltd (trading as Level 20), a not-for-profit organization focused on improving gender diversity in the private equity industry from 2019 to 2023 and remains as a non-executive director of the company. In addition, as of November 2023, Pam serves as a member of the Board of Investcorp Capital plc, which is an indirect subsidiary of Investcorp Holdings B.S.C.(c) and is listed on the Abu Dhabi Securities Exchange. Before Pam’s appointment to Level 20 in 2019, Pam was a partner and supervisory board member at PwC where she held various roles including Middle East Deals leader, private equity and corporate M&A partner from 1990 through 2019. She is a chartered accountant and a chartered tax advisor. She served as a non-executive director of ArtsEd International from 2019 to 2022.

Laurence Ponchaut. Laurence Ponchaut has served as a member of our board of directors. Mr. Ponchaut is the Founder and Managing Director of the consultancy firm Distinct Communication. Previously, Laurence was an economic expert for the European Commission (the Directorate-General for International Partnerships) (1993-1995), a Big4 strategy consultant and the Head of Corporate Reputation for ArcelorMittal (2004-2009). Mr. Ponchaut is involved in multiple board directorships including Letzpact (2021), ProRSE (2017) and was previously a Non-Executive Director of Merlux Maritime SA (2019-2020).

Adah Almutairi. Adah Almutairi has served as a member of our board of directors. Mr. Almutairi is a member of the board of directors of eLux Medical Inc., a medical technology company, since January 2013, a member of the board of trustees of Future Investment Initiative Institute, a non-profit organization focusing on startup technology investments, since January 2020, and a member of the board of directors of Pharmaceutical Investment Company, a pharmaceuticals and biotechnology company, since January 2021. Previously, Mr. Almutairi was founder and chief executive officer of eLux Medical Inc. from January 2013 through August 2016. Mr. Almutairi is a professor of pharmaceutical chemistry, faculty in the departments of bioengineering and nanoengineering and director of the Center for Excellence in nanomedicine and engineering in the Institute of Engineering in Medicine at the University of California, San Diego. Mr. Almutairi’s work focuses on nanomedicine, nanotechnology, chemistry and polymer science. Mr. Almutairi is a 2016 Kavli Fellow and has received numerous honors and awards such as the NIH director’s new innovator award in 2009 for her work on “Chemically Amplified Response Strategies for Medical Sciences”. Mr. Almutairi’s work was highlighted by U.S. NIH director Francis Collins to Congress as one of the 4 most important American technology breakthroughs of the year 2012.

Baroness Ruby McGregor-Smith. Baroness Ruby McGregor-Smith has been our Chief Executive Officer since October 27, 2021. Her current Chair appointments are Mind Gym plc, the Institute of Apprenticeships and Technical Education and the Airport Operators Association. She is a non-executive director for the Thames Tideway Tunnel., SNC-Lavalin Inc and Everyman Media Group plc. Ruby was formerly the Chief Executive of the Mitie Group plc from 2007 through 2016, Business Ambassador for the UK Government from 2012 through 2019 and Senior Independent director and non-executive director at Page Group plc from 2007 through 2017.

Alptekin Diler. Alptekin Diler has been our Chief Investment Officer since October 27, 2021. Mr. Diler is a senior member of Investcorp’s Private Equity MENA team and its Investment Committee. Previously, Alptekin was a director in Investcorp’s Global Capital Management team from 2011 through 2014, Investment Manager at ADM Capital from January 2011 through June 2011, FinansInvest from 2005 through 2008 and business development and M&A associate at Akenerji from 2002 through 2005. Mr. Diler is a board member of Turkey-based Namet Gida Sanayi ve Ticaret A.S., a meat producer, as of 2018 Arvento M2M Elektronik Sistemler Sanayi Ticaret A.S., as of 2015, and Arvento Mobil Sistemler A.S. (2015), a MENA telematics company, as of 2015.

The experience of our 14F Director is as follows:

Vikas Mittal. Vikas Mittal has served as our Chief Executive Officer, Chief Financial Officer and Director since the Closing Date. Mr. Mittal has served as the Managing Member and Chief Investment Officer of Meteora Capital, LLC (“Meteora Capital”) since January 2022. Over Mr. Mittal’s 20 years on the buy-side as a principal investor, he has deployed capital across event-driven investment strategies. Prior to Meteora Capital, Mr. Mittal was an investment professional and member of Glazer Capital, LLC (“GCM”), having joined GCM in 2005. Before transitioning to the buy-side, Mr. Mittal was part of the founding team that launched Raymond James’ TMT investment banking practice in Palo Alto, California, in 2002 focusing on mid-market mergers and acquisitions and private placements. Mr. Mittal earned a B.S. in Finance from University of Florida, summa cum laude, and earned an MBA from NYU Stern School of Business. Mr. Mittal is also a CFA holder. We believe that Mr. Mittal is well qualified to serve as a director due to his extensive professional investment background and his experience in transactions with special purpose acquisition companies.

Family Relationships

No family relationships exist between any of our current or former directors or executive officers.

Involvement in Certain Legal Proceedings

To the knowledge of our management, there was no material proceeding to which any 14F Director or new executive officer, or any associate thereof, is a party adverse to us or has a material interest adverse to us.

Number and Terms of Office of Officers and Directors

Each of our directors serves a two-year term. There is no requirement under the Companies Act for us to hold annual or extraordinary general meetings or appoint directors. We may not hold an annual general meeting to appoint new directors prior to the consummation of our initial business combination. Following the Closing Date, the term of office of our director, consisting of Vikas Mittal, will expire at our first annual meeting of shareholders.

Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provides that the Board of Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting.

Board Committees

We are currently quoted on the OTC Pink Sheets under the symbol “IVCB.” The OTC Pink Sheets does not have any requirements for establishing any committees. For this reason, and although we previously adopted certain committee charters and established certain committees, we are not currently maintaining any committees. All functions of an audit committee, nominating committee and compensation committee will be performed by our Board of Directors.

Our Board of Directors believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by the Board of Directors without the formality of a nominating committee or a nominating committee charter. We have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

Guidelines for Selecting Director Nominees

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

Director Independence

The OTC Pink Sheets does not maintain any standards regarding the “independence” of the directors for our Board of Directors, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent.

Delinquent Beneficial Ownership Reports

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10% of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. To the Company’s knowledge, during the year ended December 31, 2023, there were no delinquent filers.

EXECUTIVE COMPENSATION

Executive Officer and Director Compensation

As of the filing of this Schedule 14f-1, the Company does not pay its officers and/or directors any cash salary or consulting fee. The Company does not have any employment agreements with its officers and/or directors. We do not have any long-term compensation plans or stock option plans. There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

On November 3, 2021, our sponsor transferred 718,750 founder shares to Baroness Ruby McGregor-Smith, 479,167 founder shares to Peter McKellar, and 30,000 founder shares to each of Pam Jackson, Laurence Ponchaut and Adah Almutairi, at approximately $0.12 per share. On December 14, 2021, in connection with the increase in the size of our IPO, we effected a capitalization increasing the number of founder shares held by each initial shareholder by 20%, thereby increasing the aggregate number of issued and outstanding founder shares to 8,625,000.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

On April 1, 2021, the Sponsor purchased 8,625,000 Class B ordinary shares for an aggregate purchase price of $25,000. On October 25, 2021, the Sponsor effected a surrender of 1,437,500 founder shares to the Company for no consideration, resulting in a decrease in the number of Class B ordinary shares outstanding from 8,625,000 to 7,187,500, such that the total number of Class B ordinary shares would represent 20% of the total number of ordinary shares outstanding upon completion of the Company’s initial public offering (the “IPO”). On November 3, 2021, the Sponsor transferred 718,750 founder shares to Baroness Ruby McGregor-Smith, 479,167 founder shares to Peter McKellar, and 30,000 founder shares to each of Pam Jackson, Laurence Ponchaut and Adah Almutairi, at approximately $0.12 per share. On December 14, 2021, in connection with the increase in the size of our IPO, we effected a capitalization increasing the number of Class B ordinary shares held by each initial shareholder by 20%, thereby increasing the aggregate number of issued and outstanding Class B ordinary shares to 8,625,000.

On December 22, 2023 and effected on January 2, 2024, the initial shareholders voluntarily elected to convert an aggregate 8,624,999 Class B ordinary shares to Class A ordinary shares on a one-for-one basis in accordance with the amended and restated memorandum and articles of association. All of the terms and conditions applicable to the Class B ordinary shares set forth in the letter agreement continue to apply to the Class A ordinary shares into which the Class B ordinary shares converted, including the voting agreement, transfer restrictions and waiver of any right, title, interest or claim of any kind to the trust account or any monies or other assets held therein. Following the conversion, there were 20,170,294 Class A ordinary shares issued and outstanding (constituted by 11,545,295 Class A ordinary shares held by public shareholders and an aggregate 8,624,999 Class A ordinary shares held by the initial shareholders) and one Class B ordinary share issued and outstanding (held by the sponsor). A shareholder’s voting power consists of the combined voting power of the Class A ordinary shares and the Class B ordinary shares owned beneficially by such shareholder. Therefore, there has been no effect to the votes required to approve the proposals in connection with the approval of the business combination and related transactions or the counting of the votes at any meeting of the Company as a result of the conversion.

Simultaneously with the closing of its IPO, the Company consummated the private placement of 16,700,000 private placement warrants at a price of $1.00 per private placement warrant with the Sponsor, generating proceeds of $16.7 million. The private placement warrants are identical to the warrants sold in the IPO except that the private placement warrants, so long as they are held by the sponsor or its permitted transferees, (i) will not be redeemable by the Company, (ii) may be exercised by the holders on a cashless basis and (iii) will be entitled to registration rights.

On April 1, 2021, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. On December 23, 2021, the Company paid the remaining balance on the Promissory Note.

On March 7, 2023, the Company entered into a non-interest bearing convertible unsecured loan (the “March 2023 Loan”) in the principal amount of up to $2.0 million from one of the Sponsor’s affiliates to provide the Company with additional working capital and to fund monthly contributions into the trust account until the earlier of a completion of a business combination or the extended date for the Company to complete its business combination (the “Extended Date”). If the Company does not consummate an initial business combination by the Extended Date, the March 2023 Loan will be repaid only from funds held outside of the trust account or will be forfeited, eliminated or otherwise forgiven. The March 2023 Loan is convertible into private placement warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Warrants.

In addition, on July 6, 2023, November 15, 2023 and November 27, 2023, the Company entered into non-interest bearing unsecured loans in the principal amount of up to $1,700,000 (the “July 2023 Loan”), in the principal amount of up to $500,000 (the “November 2023 Loan”) and in the principal amount of up to $1,250,000 (the “Second November 2023 Loan”, collectively, together with the March 2023 Loan, the July 2023 Loan, and the November 2023 Loan, the “Loans”) with an affiliate of the Sponsor to provide the Company with additional working capital and to fund monthly contributions into the trust account until the earlier of a completion of a business combination or the Extended Date. The July 2023 Loan, the November 2023 Loan and the Second November 2023 Loan bear no interest and shall be due and payable on the earlier of (i) the date on which the Company consummates a business combination or (ii) the date of that the winding up of the Company is effective. If the Company does not consummate an initial business combination by the Extended Date, the July 2023 Loan, the November 2023 Loan and the Second November 2023 Loan will be repaid only from funds held outside of the trust account or will be forfeited, eliminated or otherwise forgiven. If at any time the board of directors determines that the Company will not be able to consummate an initial business combination by the Extended Date and that the Company shall instead liquidate, the sponsor’s obligation to continue to make contributions shall cease immediately upon such determination.

As of April 8, 2024, the Loans amounted to a total principal amount of $5,450,000, and the Company had made thirteen payments to the trust account to extend the time for the Company to complete its initial business combination. On October 9, 2024, in connection with the termination of the business combination agreement between the Company and Orca Midco Limited, the obligations under the Loans were assumed by Orca Midco Limited and the Company was released from all obligations thereunder.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the sponsor or an affiliate of the sponsor may, but is not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a business combination, the Company may repay the Working Capital Loans out of the proceeds of the trust account released to the Company. In the event that a business combination does not close, the Company may use a portion of proceeds held outside the trust account to repay the Working Capital Loans, but no proceeds held in the trust account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. At the lender’s discretion, up to $2,000,000 of such Working Capital Loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant. The terms of the warrants would be identical to the terms of the private placement warrants. As of December 31, 2023, the Company had no outstanding borrowings under the Working Capital Loans.

In connection with the Transactions, Sellers transferred an aggregate of 6,037,499 Class A ordinary shares (the “Seller Class A Shares”), one Class B ordinary share and 11,690,000 Private Warrants (the “Seller Private Warrants”) to the Buyer. As a principal of the Buyer, Mr. Mittal also has an indirect interest in the Seller Class A Shares, the Class B ordinary share and the Seller Private Warrants.

Policy for Approval of Related Party Transactions

As of the filing of this Schedule 14f-1, we are not maintaining formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTCORP EUROPE ACQUISITION CORP. I

Dated:	January 17, 2025

By:	/s/ Vikas Mittal
Vikas Mittal
Chief Executive Officer

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